Exhibit 99.14

The “Shell” Transport and Trading Company, p.l.c .

Scheme of Arrangement under section 425 of the Companies Act 1985

Document Request Form

Please send me the following documents to my registered address:

Long Form Scheme Document             Listing Particulars

Full Name (in BLOCK capitals):

Account Number (see Note 1):

Address (see Note 2):

Signed:	Date:

Notes: 1. Your account number can be found on your enclosed form(s) of proxy or voting instruction form(s).

2. The address supplied here must match the address set out on your enclosed admission form(s).

3. If you wish to receive a copy of either the Long Form Scheme Document and/or the Listing Particulars, please tick the relevant boxes. What these documents are is explained in the Chairman’s Letter in Part 1 of the enclosed Scheme Document.

4. Please return this form to Lloyds TSB Registrars. Your form is already printed with the reply-paid address on the reverse. Simply complete this form and put the form in the post. However, if you prefer, the form may be sent in an envelope addressed to Lloyds TSB Registrars, FREEPOST SEA 8882, The Causeway, Worthing, West Sussex, BN99 6SP England. A postage stamp is not required if posted in the United Kingdom.

5. This form must be received by Lloyds TSB Registrars by no later than July 20, 2005.

6. Any documents requested will be sent to your address as set out in the Company’s register of members.

RESPONSE LICENCE No.
SEA 8882

Lloyds TSB Registrars
The Causeway
WORTHING
West Sussex
BN99 6SP